Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Reports Second Quarter 2009 Financial Results
Beijing, China (October 29, 2009) — Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM) (“QXM” or the “Company”), a domestic manufacturer of mobile handsets in China, today announced its unaudited second quarter financial results for the three months ended June 30, 2009.
Second Quarter 2009 Results

²	Revenues were RMB578.9 million (US$84.8 million) compared to RMB383.7 million in 2Q08.

²	Handset shipments were 658,000 units compared to 566,000 units in 2Q08.

²	Gross margin was 22.9% compared to 34.7% in 2Q08.

²	Operating income was RMB81.3 million (US$11.9 million) compared to RMB76.1 million in 2Q08.

²	Net loss attributable to holders of ordinary shares was RMB68.4 million (US$10.0 million) in 2Q09, which resulted mainly due to significant non-cash charges relating to the accounting for the convertible notes issued by the Company in May 2008.
Revenues for the second quarter of 2009 were RMB578.9 million (US$84.8 million), compared with RMB383.7 million in the same period of 2008. The increase from the second quarter of 2008 was primarily due to higher unit shipments and an increase in the average selling price (“ASP”) of products sold in the second quarter of 2009.
Total handset shipment in the second quarter of 2009 was 658,000 units, compared with 566,000 units in the same period of 2008. The increase in handset shipments compared to the same period of last year was primarily due to the launch of new VEVA handset models and more aggressive pricing to drive sales in a deteriorated uncertain economic environment. In addition, shipment in the second quarter of 2008 was also negatively impacted by the earthquake that took place in Sichuan province in May 2008.
The ASP of handset products increased to RMB872 (US$128) in the second quarter of 2009, as compared to RMB663 in the second quarter of 2008. The higher ASP compared to the same period last year was primarily due to the sale of a greater mix of the high-end VEVA series handset models. Shipment of VEVA series products accounted for 91.0% of total shipment in the second quarter of 2009, compared with 16.7% in the same period of 2008.
Gross profit in the second quarter of 2009 was RMB132.6 million (US$19.4 million), compared with RMB133.0 million in the same period of 2008. Gross margin was 22.9% in the second quarter of 2009, compared with 34.7% in the same period of 2008. The year-over-year decline in gross margin resulted primarily due to more aggressive product pricing and a decline in the use of the TV infomercial arrangement under which handsets were sold to infomercial companies at a higher price, but in return, the Company bore the airtime and logistic costs.
Selling and distribution (“S&D”) expenses in the second quarter of 2009 were RMB31.7 million (US$4.6 million), compared with RMB33.2 million in the same period of 2008. Airtime costs incurred on TV infomercial sales were RMB23.0 million in the second quarter of 2009, compared to RMB31.6 million in the second quarter of 2008. The decrease in airtime costs was however offset by higher payroll costs and other advertising and promotion expenses.
General and administrative (“G&A”) expenses were RMB11.9 million (US$1.7 million), compared with RMB12.7 million in the same period of 2008. Share-based compensation expenses recognized in G&A were RMB2.8 million (US$0.4 million) in the second quarter of 2009, compared to RMB2.9 million in the second quarter of 2008.

Research and development (“R&D”) expenses were RMB6.5 million (US$0.9 million), compared to RMB8.0 million in the same period of 2008. The lower R&D expenses comparing with the same period of last year was primarily due to lower purchases of materials used for R&D activities.
Total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, decreased to RMB3.3 million (US$0.5 million) in the second quarter of 2009 from RMB3.6 million in the same period of 2008.
Operating income in the second quarter of 2009 was RMB81.3 million (US$11.9 million), compared to RMB76.1 million in the second quarter of 2008.
Net loss attributable to holders of ordinary shares in the second quarter of 2009 was RMB68.4 million (US$10.0 million), compared to an income of RMB133.4 million in the same period of 2008. The net loss in the second quarter of 2009 resulted mainly due to the following non-cash charges that arose on the accounting for the convertible notes issued by the Company in May 2008:

	Three months ended
	June 30,	March 31,	June 30,
	2008	2009	2009
	RMB	RMB	RMB

Non-cash interest expense	(13,057)	(48,980)	(67,265)
Non-cash gain (loss) on remeasurement of embedded derivatives	113,730	42,137	(51,635)
Net non-cash gain (loss)	100,673	(6,843)	(118,900)
Basic and diluted loss per share were both RMB1.44 (US$0.21) in the second quarter of 2009. For the second quarter of 2008, basic income per share was RMB2.82 and diluted income per share was RMB0.82.
Foreign Exchange Rate Used
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from Renminbi (RMB) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8302 on June 30, 2009 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2009, or at any other certain date. The percentages stated are calculated based on RMB.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. The Company manufactures and sells mobile handsets based primarily on GSM, TD-SCDMA, and WCDMA. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. In 2008, Qiao Xing Mobile introduced the VEVA series mobile phones and began to open its own retail stores to target the mid income consumers in major cities throughout China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. QXM does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of October 29, 2009, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Lucy Wang
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 82193883
Email: wangjinglu@cectelecom.com

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(Amounts in thousands)

	December 31,	June 30,
	2008	2009
	RMB	RMB

Assets
Cash	2,907,148	2,891,479
Restricted cash	136,299	120,967
Accounts receivable, net	462,282	567,500
Bills receivable	43,516	4,410
Inventories	183,169	168,393
Prepayments to suppliers	363,907	372,004
Prepaid expenses and other current assets	38,996	34,356
Deferred income taxes	6,994	9,336
Deferred debt issuance costs, net	34,689	19,224

Total current assets	4,177,000	4,187,669
Property, machinery and equipment, net	167,233	162,050
Land use rights	35,304	34,902
Equity investment	7,803	7,803
Goodwill	112,814	112,814
Other intangible assets, net	22,766	20,386

Total assets	4,522,920	4,525,624

Liabilities and equity
Short-term borrowings	983,950	864,500
Accounts payable	52,047	93,677
Prepayments from customers	42,551	29,568
Accrued liabilities	50,014	84,059
Amounts due to related parties	11,155	17,319
Other payables and current liabilities	7,227	16,830
Income taxes payable	38,462	25,064
Embedded derivative liability	124,130	133,768
Convertible notes	206,211	306,701

Total current liabilities	1,515,747	1,571,486
Deferred income taxes	320	190

Total liabilities	1,516,067	1,571,676

Equity
Shareholders’ equity	2,914,788	2,858,973
Noncontrolling interests	92,065	94,975

Total equity	3,006,853	2,953,948

Total liabilities and equity	4,522,920	4,525,624

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)

	Three months ended
		March 31,
	June 30, 2008	2009	June 30, 2009
	RMB	RMB	RMB

Revenues	383,689	460,756	578,884
Cost of goods sold	(250,666)	(378,498)	(446,306)

Gross profit	133,023	82,258	132,578
Selling and distribution expenses	(33,153)	(20,740)	(31,727)
General and administrative expenses	(12,680)	(11,988)	(11,922)
Research and development expenses	(7,963)	(6,992)	(6,487)
Amortization of intangible assets	(3,158)	(1,190)	(1,190)

Operating income	76,069	41,348	81,252
Interest income	6,589	4,185	2,789
Interest expense	(35,635)	(68,724)	(82,770)
Foreign exchange (loss) gain, net	(2,502)	654	(172)
Gain (loss) on remeasurement of embedded derivatives	113,730	42,137	(51,635)
Other (loss) income, net	(3,975)	136	(198)

Income (loss) before income tax expense	154,276	19,736	(50,734)
Income tax expense	(19,005)	(12,665)	(15,488)

Net income (loss)	135,271	7,071	(66,222)
Net income attributable to noncontrolling interests	(1,863)	(756)	(2,155)

Net income(loss) attributable to holders of ordinary shares	133,408	6,315	(68,377)

Income (loss) per ordinary share:
— Basic	2.46	0.10	(1.44)

— Diluted	0.82	0.10	(1.44)

Weighted average number of shares outstanding:
— Basic	49,467,000	47,610,000	47,610,000

— Diluted	54,333,000	47,610,000	47,610,000